SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 14, 2008

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

                         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

                         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

                         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of Daimler AG

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1.               Press Release: Financial year 2007: Group EBIT of €8.7 billion (2006: €5.0 billion)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

The figures in this document are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth in important economic regions, especially in Europe or North America; changes in currency exchange rates and interest rates; the introduction of competing products and the possible lack of acceptance of our products or services which may limit our ability to raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial vehicle markets experience a sustained weakness in demand for a longer period than originally expected; the effective implementation of cost reduction and efficiency optimization programs; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructuring plans; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Date:
February 14, 2008

Financial year 2007: Group EBIT of €8.7 billion (2006: €5.0 billion)

•      Net profit of €4.0 billion (2006: €3.8 billion)

•                  Earnings per share of €3.83 (2006: €3.66)

•                  Revenue of €99.4 billion at prior-year level (€99.2 billion)

•                  Dividend to rise to €2.00 per share (2006 €1.50)

•                  Share buyback will be continued, effective today

•                  Outlook: further significant improvement of EBIT from continuing operations expected

Stuttgart - Daimler AG (stock abbreviation DAI) today presented its preliminary and unaudited figures for the Group and the divisions for the 2007 financial year.

Daimler achieved EBIT of €8,710 million in 2007 (2006: €4,992 million), surpassing the earnings target of at least €8.5 billion that had previously been announced for the year 2007.

There was a positive impact from the significantly higher EBIT from the Mercedes-Benz Cars division, which profited from the efficiency improvements it achieved and from the favorable development of unit sales. The Daimler Trucks division achieved earnings in excess of the high prior-year level despite the decrease in unit sales in the NAFTA region and Japan. Daimler Financial Services was unable to equal its prior-year earnings, primarily due to the expense of setting up its own financial services organization in the NAFTA region following the separation from Chrysler Financial. The EBIT posted by Vans, Buses, Other was higher than in 2006 due to earnings improvements in the vans and buses units, but also due to special gains realized in connection with the transfer of interest in EADS. However, this segment’s EBIT was negatively impacted by the Group’s share of the results of EADS and Chrysler.

Moreover, EBIT was negatively impacted by unfavorable currency hedging conditions. Earnings in both years were impacted by special items. In the year 2007, earnings included gains on the transfer of shares in EADS as well as charges relating to the new management model and the 19.9% interest in Chrysler.

Despite charges totaling €2.2 billion related to the Chrysler transaction, net profit of €4.0 billion was higher than in the prior year (2006: €3.8 billion). Earnings per share reached €3.83, compared with €3.66 in 2006.

The Board of Management recommends to the Supervisory Board that for the year 2007, a dividend of €2.00 be distributed for each share entitled to a dividend (2006: €1.50). Related to the number of shares entitled to a dividend as of December 31, 2007, this constitutes a dividend distribution of €2,028 million (2006: €1,542 million). The proposed dividend takes into account both the development of operating result and cash flow in 2007 as well as the outlook for the following years.

Share buyback program

In order to optimize its capital structure, the Group initiated a share buyback program in August 2007, utilizing the authorization granted by the Annual Meeting of April 4, 2007. This authorized the Board of

Management to acquire treasury shares up to a maximum nominal amount of €267 million or nearly 10% of the share capital, and to cancel those shares without any further resolution by the Annual Meeting.

In this context, it was announced that up to €7.5 billion would be applied to buy back nearly 10% of the company’s own shares. By the middle of December 2007, 50 million shares had been acquired for €3.5 billion. These shares were canceled by the end of the year. The share buyback program will be continued today.

Shares worth up to an additional €4 billion are to be acquired on the stock exchange. For shares acquired on the stock exchange, the price paid by Daimler AG for each share (excluding transaction costs) may not be more than 5% higher or 5% lower than the price determined on the respective day of trading in the opening auction in the Xetra trading system at the Frankfurt Stock Exchange.

The program is based on the retained earnings in the balance sheet of Daimler AG. In its 2007 financial statements, Daimler AG will report a net profit of €12.4 billion, of which a dividend pay-out of €2.0 billion is proposed. This means that the company will have sufficient retained earnings to carry out further share buybacks.

The acquisition will take place for the purpose of the subsequent cancellation of the shares, without any reduction in the share capital.

The buyback will take place under the leadership of a bank, which will make its decisions on the time of the individual buybacks independently and without being influenced by Daimler AG.

Information on the share buyback program will be published as the buyback proceeds at www.daimler.com/ir.

Unit sales and revenue

Daimler sold a total of 2.1 million vehicles in 2007, thus surpassing the number sold in the 2006 by 1%. Group revenue of €99.4 billion equaled the prior-year level; adjusted for currency translation effects, the increase amounted to 3%.

Mercedes-Benz Cars improved its EBIT to €4,753 million (2006: €1,783 million), and its return on sales of 9.1% significantly surpassed its original target of 7%. The cost efficiency of the Mercedes-Benz Cars division was further improved. The significant increase in earnings was also due to the positive development of unit sales. However, currency effects had a negative impact on EBIT in 2007.

With EBIT of €2.1 billion, the Daimler Trucks division once again succeeded in surpassing its very high prior-year earnings by 15%. The return on sales rose from 5.8% to 7.5%.

The increase in earnings was primarily due to the efficiency improvements achieved in the context of the Global Excellence program, a more favorable model mix, and higher unit sales of trucks in Europe and Latin America.

Daimler Financial Services posted EBIT of €630 million, which was lower than in 2006 (€807 million). The positive business development of Daimler Financial Services could not offset the expenses connected with setting up a separate financial services organization in the NAFTA region following the transfer of a majority interest in Chrysler. Nonetheless, with a return on equity of 14.8% in 2007, the division achieved its previously announced target of more than 14%.

The EBIT of the Vans, Buses, Other segment amounted to €1,956 million in 2007 (2006: €1,327 million). The Mercedes-Benz Vans and Daimler Buses units profited from the good development of unit sales and both achieved higher earnings. The segment’s EBIT was also boosted by special gains realized in connection with the transfer of interest in EADS (2007: €1,573 million, 2006: €519 million). In the fourth quarter, however, prorated charges of €235 million were recognized in connection with the A400M project (continuing operations, therefore not included in the tables on pages 13 and 14).

Like Daimler’s stake in EADS, as of August 4, 2007, its interest in Chrysler Holding LLC is also accounted for in the Vans, Buses, Other segment using the equity method with a time lag of three months. In the year 2007, this resulted in a negative contribution to earnings of €377 million, including expenses of €322 million relating to additional restructuring measures and expenses due to the new agreement reached with the UAW in the fall of 2007, which were recognized without a time lag.

In accordance with IFRS, further expenses due to the new agreement reached between Chrysler and the UAW in the fall of 2007 had to be recognized immediately at their present value. On the other hand, the same agreement also results in significantly lower future healthcare costs.

Although Airbus, Eurocopter, and EADS Astrium all made positive contributions to the business development of EADS, the year under review was also negatively impacted by delays in the A380 and A400M programs, as well as by the weakness of the US dollar. Daimler’s share of the result of EADS amounted to a profit of €13 million (2006: loss of €193 million).

Outlook

Daimler anticipates a moderate increase in revenue in 2007. From today’s perspective, all operations should contribute to this growth. The regional focus of expansion is likely to be mainly in the growth markets of Asia and Eastern Europe.

On the basis of the divisions’ planning, the Daimler Group expects total unit sales to increase significantly in the year 2008. Further growth is also anticipated in 2009.

Mercedes-Benz Cars expects to achieve a renewed increase in EBIT in 2008. As previously announced, the division has the goal of increasing its return on sales to an average of 10% by 2010 at the latest.

Further efficiency improvements in connection with the expected growth in unit sales should result in a renewed increase in earnings for Daimler Trucks this year. As of the year 2010, the division intends to achieve an average return on sales of 8% throughout its business cycle; until recently the target was to exceed 7%.

The profitability of the Mercedes-Benz Vans unit should continue improving in the coming years. Taking into consideration further productivity and efficiency advances, Daimler Buses expects to achieve a high earnings level also in the future.

Daimler Financial Services is confident that it will be able to achieve a return on equity of at least 14% in 2008, despite the expenses connected with developing its own financial services organization in North America following the transfer of a majority interest in Chrysler.

On the basis of the divisions’ projections, Daimler expects to post EBIT from continuing operations of well above the prior-year level in 2008. In the year 2007, earnings included positive contributions in particular from the disposal of shares in EADS and negative contributions related to Chrysler and the new management model.

In the automotive business, the Group aims to achieve an average return on sales of 9% throughout the market and product cycles.

A fundamental condition for the targeted increase in earnings is a generally stable economic and political environment, as well as the anticipated moderate rise in the worldwide demand for cars and commercial vehicles. Opportunities and risks may arise from the development of currency exchange rates and raw-material prices.

The figures in this document are preliminary and have neither been approved yet by the Supervisory Board nor audited by the external auditor.

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth in important economic regions, especially in Europe or North America; changes in currency exchange rates and interest rates; the introduction of competing products and the possible lack of acceptance of our products or services which may limit our ability to raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook for Daimler Trucks, which may be affected if the U.S. and Japanese commercial vehicle markets experience a sustained weakness in demand for a longer period than originally expected; the effective implementation of cost reduction and efficiency optimization programs; the business outlook of Chrysler, in which we hold an equity interest, including its ability to successfully implement its restructuring plans; the business outlook of EADS, in which we hold an equity interest, including the financial effects of delays in and potentially lower volumes of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in this Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Further information on Daimler is available on the Internet at:

www.media.daimler.com.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: February 14, 2008